Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the Select Comfort Profit Sharing and 401(k) Plan:

We consent to incorporation by reference in the Registration Statement (No. 333-85914) on Form S-8 of Select Comfort Corporation of our report dated June 29, 2009, with respect to the statements of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan as of December 31, 2008 and 2007, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2008, and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2008, which appear in the December 31, 2008 annual report on Form 11-K of the Select Comfort Profit Sharing and 401(k) Plan.

Minneapolis, Minnesota

June 29, 2009